MID PENN BANCORP, INC.

Exhibit 99.1

Mid-Atlantic Custom Peer Group

Company	City	State
BCB Bancorp, Inc.	Bayonne	NJ
Canandaigua National Corporation	Canandaigua	NY
First Bank	Hamilton	NJ
Howard Bancorp, Inc.	Baltimore	MD
Mid Penn Bancorp, Inc.	Millersburg	PA
Orrstown Financial Services, Inc.	Shippensburg	PA
Peoples Financial Services Corp.	Scranton	PA
Revere Bank	Rockville	MD